May 1, 2008
Jennifer Monick
Staff Accountant
Division of Corporate Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Harris Interactive Inc.

Form 10-K for Fiscal Year Ended June 30, 2007 (filed September 12, 2007)

Form 10-Q for Quarterly Period Ended December 31, 2007 filed February 11, 2008

Definitive Proxy Statement Filed September 12, 2007 (File No. 000-27577)
Dear Ms. Monick:
     Harris Interactive Inc. (the “Company”), by this letter responds to the Staff’s letter of April 17, 2008. To aid in your review, we have repeated the Staff’s comments followed by the Company’s response.
Form 10-K for the fiscal year ended June 30, 2007
Financial Statements
Consolidated Statements of Operations, page 53
     1. It does not appear that you have allocated any amount of depreciation and amortization to costs of services within your Consolidated Statements of Operations. Please tell us how you have complied with SAB Topic 11B or revise your presentation.
The Company advises the Staff’s that although it does not consider the depreciation and amortization allocable to cost of services to be material as it represents approximately 1% of total cost of services, in future filings, it will revise its Consolidated Statements of Operations to eliminate the gross profit line item and read as follows:
Revenue from services
Operating expenses:
Cost of services
Selling and marketing
General and administrative
Depreciation and amortization
The Company further advises the Staff that in future filings, it will include the amortization expense related to internally developed software which is directly used in the production of client deliverables within cost of services in its Consolidated Statements of Operations and revise prior periods to conform to current period presentation, and eliminate discussion of gross profit within Management’s Discussion and Analysis. However, we will include gross profit within the selected quarterly financial data required by Item 302(a)(1) of Regulation S-K.

Notes to Consolidated Financial Statements
Note 3. Business Combination
Media Transfer, page 64
     2. Based on your disclosure, it appears that you acquired proprietary technology as part of your acquisition of Media Transfer. Please tell us whether you allocated any of the purchase price of Media Transfer to proprietary technology. Reference is made to Appendix A of SFAS 141.
In determining its allocation of the Media Transfer purchase price, the Company considered Appendix A of SFAS 141. Although the Company’s access to proprietary technology acquired from Media Transfer was useful to a small part of the Company’s business and as such, was pointed out in the context of providing background information on the acquisition, the Company determined during the course of completing its purchase accounting that the technology had de minimis value from a market participant’s perspective, given that similar variations of the same technology were currently available in the marketplace. As such, the Company did not allocate any of the purchase price of Media Transfer to proprietary technology.
     3. Please tell us how your disclosures related to the Media Transfer acquisition comply with paragraph 54 of SFAS 141, or tell us why you believe it was not necessary to include pro forma information. Also, please tell us how you have complied with Rule 3-05 and Article 11 of Regulation S-X, or tell us why you believe it was not necessary to provide financial statements or pro forma financial information for the acquired business on Form 8-K.
The Company advises the Staff that in developing the disclosures related to the Media Transfer acquisition, the Company considered paragraph 54 of SFAS 141. Specifically, the Company considered whether the acquisition was material to its results of operations for the fiscal year ended June 30, 2007 and the comparable prior periods. Prior to the acquisition, Media Transfer was a privately held company with historical annual revenues of approximately $6 million USD (compared to the Company’s historical annual revenues of approximately $212 million) and break-even profitability. Accordingly, we determined that the pro-forma impact of Media Transfer on the Company’s operations was not material.
The Company also considered Rule 3-05 and Article 11 of Regulation S-X when determining whether it was necessary to provide financial statements or pro forma financial information for the acquired business on Form 8-K. Specifically, the Company reviewed Rules 3-05(b)(2)(i) and 11(b)(1) and determined that financial statements were not required as none of the conditions specified in Rule 1-02(w) exceeds 20 percent. Specifically, the conditions specified were either at or below 5 percent.
In future filings the Company will revise its presentation within the Business Combinations footnote to its Consolidated Financial Statements to specifically indicate that the Media Transfer acquisition was not significant.
Form 10-Q for the quarterly period ended December 31,2007
Financial Statements
Note 2. Basis of Presentation
     4. We note your disclosure that during the three months ended December 31, 2007, the Company identified an error in previously issued financial statements. Please provide us with the SAB 99 materiality analysis referenced in your disclosure. Specifically, address how you determined that the error was not material to total comprehensive income for the year ended June 30, 2007. Additionally, tell us how the error impacted your quarterly results for the period ended September 30, 2007.

The Company advises the Staff that the out-of-period adjustment relating to goodwill and other comprehensive income was assessed for materiality taking into consideration the guidance in SEC Staff Accounting Bulletin No. 99, Materiality. The portion of the Company’s contemporaneous assessment that relates to the fiscal years ended through and including June 30, 2007 and the quarter ended September 30, 2007 is included below.
The Company concluded, based on the assessment more fully described below, that this error was not material to its fiscal year ended June 30, 2007, and all prior periods, in accordance with SAB No. 99. The Company also concluded that had the error been adjusted within its financial statements for the three months ended December 31, 2007, the impact of such an adjustment would have been material to its financial statements for the period then ended and it would expect the error to be material to its full year fiscal 2008 results.
The Company assessed the out-of-period item on a quantitative and qualitative basis, including the following qualitative factors that are provided in SAB No. 99:
➢	Whether the misstatement arises from an item capable of precise measurement or whether it arises from an estimate and, if so, the degree of imprecision inherent in the estimate;

➢	Whether the misstatement masks a change in earnings or other trends;

➢	Whether the misstatement hides a failure to meet analysts’ consensus expectations for the enterprise;

➢	Whether the misstatement changes a loss into income or vice versa;

➢	Whether the misstatement concerns a segment or other portion of the registrant’s business that has been identified as playing a significant role in the registrant’s operations or profitability;

➢	Whether the misstatement affects the registrant’s compliance with regulatory requirements;

➢	Whether the misstatement affects the registrant’s compliance with loan covenants or other contractual requirements;

➢	Whether the misstatement has the effect of increasing management’s compensation; and

➢	Whether the misstatement involves concealment of an unlawful transaction.
The Company used 5% as a preliminary threshold regarding materiality when assessing the impact of the out-of-period item on the Balance Sheet and Statement of Changes in Stockholders’ Equity (Other Comprehensive Income). Note that this error had minimal impact on the Company’s Income Statement or Cash Flow Statement due to the change in amortization expense of the impacted intangible assets and therefore these impacts are not addressed in this memorandum. However, the Company also performed a qualitative assessment and concluded on the materiality of the out-of-period item based on all of the relevant facts and circumstances.
SAB No. 99 notes that, “The Supreme Court has held a fact is material if there is a substantial likelihood that the...fact would have been viewed by the reasonable investor as having significantly altered the “total mix” of information made available”. The Company believes that while the magnitude of certain Statement of Stockholders’ Equity line item misstatements exceeded the 5% preliminary threshold noted above, there is not a substantial likelihood that a reasonable person would consider the items described within this memorandum as important to prior period financial statements or to have significantly altered the total mix of information available. The Company believes that its analysis that follows is in accordance with this guidance.

The Company’s considerations and conclusion were addressed with the Company’s Chairman of the Audit Committee of the Board of Directors via teleconference on February 9, 2008. The Company’s conclusion herein is also based on consultations with its external SEC counsel, Harris Beach PLLC. The Company has also reviewed its analysis with PricewaterhouseCoopers, the Company’s independent auditors, who concur with management’s conclusions.
Materiality Assessment
Quantitative Analysis
The most significant impact of this error is on the goodwill, total assets, other comprehensive income (“OCI”) and total equity lines in the Company’s balance sheet. These impacts result from the significant changes in the U.S. Dollar exchange rate as compared to the British Pound and Euro during the past two years. A summary of these impacts is shown below:
At June 30, 2007, goodwill was understated by $3.9 million or 4%, total assets was understated by $3.9 million or 2% and total equity was understated by $3.9 million or 2%. The accumulated OCI component of equity balance at June 30, 2007 was only $1.5 million, so the impact of correction on this line was 264%, which was not considered relevant as a percentage because the balance is so close to zero. The Company believes that the out-of-period error is not material to these financial statements.
At June 30, 2006, goodwill was understated by $2.4 million or 2%, total assets was understated by $2.4 million or 1% and total equity was understated by $2.4 million or 1%. The accumulated OCI component of equity balance at June 30, 2006 was only $0.6 million, so the impact of correction on this line is 296%, which was not considered relevant as a percentage because the balance is so close to zero. The Company believes that the out-of-period error is not material to these financial statements.
At September 30, 2007 (most recent quarter reported), goodwill was understated by $5.4 million or 4%, total assets was understated by $5.4 million or 4% and total equity was understated by $5.4 million or 3%. The accumulated OCI component of equity balance at September 30, 2007 was only $2.3 million, so the impact of correction on this line is 238%, which was not considered relevant as a percentage because the balance is so close to zero. The Company believes that the out-of-period error is not material to these financial statements.
With the exception of immaterial impacts on amortization of intangible assets (less than $30,000 in any year) there is no income statement impact as a result of this error. The change in cumulative translation adjustment does however impact comprehensive income and it is necessary to assess the impact of the errors on this GAAP measure as well. Total comprehensive income for the fiscal years ended June 30, 2005, 2006 and 2007 was $1.8 million, $9.9 million and $10.0 million, respectively. If the Company had been recording currency translation adjustment (“CTA”) correctly in each period, total comprehensive income for the years ended June 2005, 2006 and 2007 would have been $1.7 million or (8%), $10.6 million or 7% and $11.5 million or 15%, respectively. Correction of the error in 2008 will result in additional total comprehensive income of $3.9 million related to the fiscal year ended June 30, 2007 and prior periods.
The Company believes that absent any negative qualitative factors which might be considered below, the percent impact on goodwill, total assets, and total equity are not of such a magnitude that they would have changed any investors’ views of the Company at June 30, 2007 and prior periods. While the percentages related to comprehensive income are much larger, it is important to consider that in the opinion of management, although comprehensive income is a required GAAP disclosure, it is not a measure that is used by any investor. This opinion is based upon the following facts:

•	Quarterly press releases do not include discussion of comprehensive income;

•	Financial information included with quarterly press releases does not include comprehensive income;

•	Presentations for analyst, rating agencies, financial institutions never include comprehensive income information; and

•	The Company does not believe they have ever received a question from investors, analysts or other users of the financial statements on comprehensive income or the cumulative translation adjustment.
Qualitative Analysis
In addition to the assessment outlined above, the Company considered other qualitative factors with respect to the aforementioned error.
This item is capable of precise measurement as it is a direct impact of changes in foreign currency during each reporting period, but there is no indication that the error was made intentionally or with fraudulent intent. Rather, this item arose from unintentional errors. This item does not change a period of earnings to a period of loss or vice versa as there is minimal impact to earnings as a result of this error and therefore does not mask a change in earnings or other trends. This item also did not affect the ability of the Company to meet analysts’ expectations in the periods impacted, nor does it impact Cash Flows from Operations within the Statement of Cash Flows.
The Company operates as one reporting unit, one operating segment and one reportable segment, and therefore the impact on the Company is the same as the impact on its segment. There is no impact on the Company’s historical goodwill impairment assessment.
The error does not have any impact on the Company’s compliance with regulatory requirements. In addition, the item does not have an impact on the calculation of the Company’s loan covenants of Consolidated Interest Coverage Ratio and Consolidated Leverage Ratio for any period nor is there is any impact on any other contractual requirements.
Management compensation is based on income statement items such as pre-tax income, adjusted EBITDA and operating profits and therefore this item has no impact on management compensation. The misstatement referred to above does not involve concealment of an unlawful transaction.
Management has also considered additional qualitative factors that are specific to the Company. Such factors included the following key metrics used by management in discussions with investors and analysts: Revenue, Internet Revenue, North American Revenue, European Revenue, Operating Margin, Adjusted EBITDA (EBITDA adjusted for stock based compensation) Earnings per Share, Cash & Marketable Securities, Bookings, Ending Sales Backlog, Billable Full Time Equivalents, Utilization, and Sales Bookings to Revenue Ratio. The out-of-period item does not have any impact on any of these key management metrics. Management does not focus attention on goodwill or Comprehensive Income. The Company does not include Comprehensive Income in its earnings releases, does not discuss movements in Comprehensive Income on its earnings calls and has never received an inquiry from an analyst or shareholder regarding such accounts.
Conclusion
The Company concluded, based on the assessment described above that this error was not material to its fiscal year ended June 30, 2007, and all prior periods, in accordance with SAB No. 99. The Company also concluded that had the error been adjusted within its financial statements for the three months ended December 31, 2007, the impact of such an adjustment would have been material to its financial statements for the period then ended and it would expect the error to be material to its full year fiscal 2008 results. Accordingly, in accordance with SAB No. 108, the June 30, 2007 balance sheet will be revised to correct the immaterial error and to reflect the corrected balances of goodwill and accumulated other comprehensive income as of that date. The Company made corresponding adjustments as appropriate to its fiscal 2007 financial statements in its Q2 FY 2008 and will also do so in its Q3 FY 2008 Form 10-Q, Fiscal 2008 Annual Report on Form 10-K and in its Q1 FY 2009 Form 10-Q.
The Company recorded the immaterial true ups to its intangible assets, related deferred tax liabilities and associated amortization expense in the second quarter 2008 results. Such true ups are not significant and have minimal impact on the Company’s financial statements for the current period or to any prior period.
Definitive Proxy Statement
Compensation Discussion and Analysis, page 18
Base Salary – Remaining Competitive, page 19
     5. Please describe the changes in salary for the other named executive officers as base salaries for these officers also appear to have increased during 2007. Also explain why no NEO received a base salary increase for fiscal 2008.
The Company advises the Staff that in the fiscal year ended June 30, 2007, Leonard R. Bayer’s base salary was increased effective July 1, 2006 from $318,000 to $330,000, Ronald E. Salluzzo’s base salary was increased effective August 21, 2006 from $325,000 to $335,000, and George H. Terhanian’s base salary was increased effective September 12, 2006 from $255,000 to $275,000. In each case, the decision to increase base salary was made using Peer Group median compensation as a reference point, and also taking into account the Compensation Committee’s subjective view of the level of responsibility and individual performance during the fiscal year of the respective NEOs. David B. Vaden’s base salary was increased effective April 30, 2007 from $300,000 to $350,000 in connection with his promotion to President, North America and Global Operations and the corresponding increase in his responsibilities.
For fiscal 2008, the Compensation Committee considered Peer Group median compensation as well as overall Company performance, and in the case of Mr. Vaden took into account his base salary increase in April, 2007. It determined that base salaries remained reasonably competitive with the Peer Group, and that neither Company overall financial performance nor individual performance justified any base salary increases for NEOs. Dr. Terhanian’s base salary, as reflected in his amended and restated Employment Agreement effective September 1, 2007, was increased from $275,000 to $299,000. His salary is paid in US Dollars, but because he works and resides in the United Kingdom, his employment arrangements have provided for adjustments in the US Dollar amount of his salary based upon changes in the exchange rate between the U.S. Dollar and the British Pound intended to keep the salary benefit to him approximately exchange rate neutral. The increase in the amount of his stated base salary, as reflected in his September 1, 2007 Employment Agreement, reflects exchange rate adjustments that had already occurred, rather than a real increase in base salary realized by him. The Company will describe the effect of exchange adjustments on Dr. Terhanian’s base salary in future filings.
The Company will discuss changes in salary during the most recent fiscal year for all NEOs in future filings, as well as the Compensation Committee’s reasons for approving changes or not making adjustments, as the case may be.
     6. On page 19, you state that the base salary for Mr. Novak for 2007 was $500,000. Please tell us why this amount is different from the base salary presented in the summary compensation table on page 27. Further, for each officer, the amount listed under base salary in the compensation table does not match the amount listed for each officer in their respective 2007 employment agreements. Please revise or advise.
The Company advises the Staff that the amounts shown in the summary compensation table on page 27 accurately reflect the salary amounts actually paid in fiscal 2007. The salary for Mr. Novak discussed on page 19, and the terms of the employment agreements of the respective NEOs discussed starting on page 31, reflect the contractual salary levels at the end of the fiscal year. Because of the mid-year adjustments to those levels discussed in the Company’s response to Comment 5 above, the NEOs were paid at the lower salary level for a portion of the fiscal year, causing the amounts shown in the summary compensation table to differ from those described in connection with the NEO’s employment agreements.
In future filings, the Company will describe not only the effective dates of the NEO employment agreements, which were mid-fiscal year in 2007, but also any changes in the NEO employment agreements made during the course of the applicable year in order to clarify the correlation between the terms of the agreements and the payments reflected in the summary table.
Cash Bonus Plan – Linking Compensation to Performance, page 19
     7. Please disclose the individual metrics established for each participant in the Business Unit Bonus Plan. Also, to the extent that bonus amounts are based on client satisfaction scores, briefly describe how client satisfaction is measured.
The Company advises the Staff that the metric applicable to Mr. Vaden’s participation in the Business Unit Bonus Plan in fiscal 2007 was based upon the U.S. research operations support group’s costs as a percentage of targeted contribution margin. The target bonus payout was based on achievement of targeted costs as a percentage of contribution margin. Mr. Vaden’s achievement of lower than targeted costs as a percentage of contribution margin in fiscal 2007 resulted in him receiving a bonus higher than the target bonus under the Business Unit Bonus Plan. Had the costs as a percentage of contribution margin been higher than target, he would have received a bonus lower than the target bonus.
The Company further advises the Staff that the “individual management objectives” under the Business Unit Bonus Plan involved a subjective evaluation of leadership competencies, including growth of the business, risk management, entrepreneurial initiative, accountability, leadership, global perspective, change management, customer focus, commitment to quality, embracing and leveraging technology, collaboration, organizational effectiveness, and integrity.
The Company further advises the Staff that client satisfaction is measured on an ongoing basis by the Company. The Company requests each client to complete a satisfaction survey in connection with each completed project, ranking the client’s satisfaction on a scale of 1 to 10. Aggregate satisfaction scores are derived from surveys returned by clients. Both the percentage of clients who respond to satisfaction surveys as well as the actual satisfaction scores are considered in the client satisfaction modifier in the Company’s Business Unit Bonus Plan.
In future filings the Company will discuss how client satisfaction is measured, as well as material metrics such as percentage of value added specific to individual participants in the Business Unit Bonus Plan. As to management objectives, the Company will indicate that these objectives involve a subjective measurement of leadership competencies.
     8. Please describe how the Compensation Committee establishes target bonus amounts for all NEOs. Also, please clarify why Mr. Bayer received a higher percentage of his target bonus (51%) than other participants in the Corporate Bonus Plan.

The Company advises the Staff that target bonus amounts are established on a subjective basis by the Compensation Committee after a review of recommendations made by management, Peer Group medians for similarly situated officers, the number of participants in the Company’s bonus plans, the aggregate of target bonuses under those plans as a percentage of overall Company expense, the relative roles and responsibilities of the various officers covered by the plans, the relative ability of the respective officers to impact overall Company performance, and the mix of other salary and equity incentive compensation for each covered individual. Targets are intended to reflect a meaningful percentage of total compensation.
The Company further advises the Staff that there is a typographical error in the target bonus amount for Mr. Bayer for fiscal 2007 in the Company’s proxy statement. The bonus payment actually received by Mr. Bayer for fiscal 2007 is accurately stated in the compensation discussion and analysis on page 21, and in the summary compensation table on Page 27, of Company’s proxy statement. Mr. Bayer’s target bonus, as approved by the Compensation Committee and previously accurately reported in the Company’s current and periodic reports filed with the SEC and also accurately shown on page 32 of the Company’s proxy statement, was actually $135,000, not $100,000 as inaccurately stated on page 21 of the Company’s proxy statement. The percentage bonus payout to him for fiscal 2007 was comparable to that received by other participants in the Corporate Bonus Plan.
In future filings the Company will describe how target bonus amounts are established for all NEOs, as well as why any Corporate Bonus Plan participant received a different percentage of his target bonus than other participants in the Plan.
Equity Incentive Compensation – Aligning Compensation with Stockholder Value, page 21
     9. On page 5, you state: “With respect to employee stock options, 25% of each respective grant is vested one year after the date of issuance, and 1/48th of each grant is vested each month thereafter.” However, on page 22 (see also pages 29 and 30), you state: “Stock options are granted at fair market value and generally vest over a four year period. 25% become exercisable on the one-year anniversary of the grant date, with the remainder vesting ratably over the remaining 36 months (1/36th each month).” This disclosure appears to be inconsistent. Please revise or advise.
The Company advises the Staff that the disclosures are consistent. The “1/48th” referenced on page 5 is to “each grant.” Thus, the original amount of the grant is divided by 1/48th and that amount vests monthly after the first year (12/48ths vest at the end of the first year and 1/48th in each of the next 36 months). The references elsewhere in the filing to “36 months” and “1/36th” relate to “the remainder” of the initial grant after the first 25% has vested (36/48ths of the total original grant).
In future filings the Company will clarify the disclosure and will use consistent terminology in describing vesting schedules for equity grants in order to avoid confusion.
Potential Payments Upon Termination or Change in Control, page 34
     10. Throughout the table, you have valued the prorated bonus amount at $0. Footnote (3) states that the table assumes termination or change of control occurred on the last day of fiscal 2007, which would suggest the full amount of the 2007 bonus should be payable upon termination or change in control Please tell us why you believe it is appropriate to value the bonus amounts at $0. We note the language at the end of footnote (4), which states that the fiscal year 2007 bonus is not reflected in the table because it is not an incremental payment; however, it is not clear how this approach is consistent with Item 402 of Regulation S-K. Please revise or advise.
The Company advises the Staff that it believes that its treatment of bonus is consistent with Instruction 5 to Item 402(j) of Regulation S-K. NEOs are treated no differently than all other employees of the Company, each of whom is entitled to compensation already earned upon termination of employment at the end of a fiscal year, including among others bonus amounts to the extent already earned under the bonus plan metrics. The Company did not treat already-earned bonus amounts as payments due to termination, because they are already-earned amounts payable under any circumstance irrespective of termination to any employee, and as such the Company did not reflect them in the table. This approach is consistent with treatment for all employees of this and other similar amounts. For example, salary for periods already worked is not shown in the table (thus similarly treated) because for all employees it is earned and payable irrespective of termination even if not yet paid on the last day of the year. The Company added footnote (4) to the table so that its treatment of already earned bonus would be clear to the reader.
Notwithstanding the foregoing analysis, in order to enhance our disclosures in this area, the Company will reflect bonus amounts in future filings. The Company will base the amount disclosed on target bonus for the applicable year, and will so indicate in a footnote to the table.
     The Company acknowledges that: the Company is responsible for the adequacy and accuracy of the disclosures in its filings; Staff comments or changes in disclosures in response to Staff comments do not foreclose the Commission from taking any action with respect to filings; and the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
     If you have questions regarding our response, you may contact me at (585) 214-7755, or our legal counsel, Beth E. Wilkens or Thomas E. Willett at (585) 419-8800.
Very truly yours,
/s/ Ronald E. Salluzzo
Ronald E. Salluzzo
Chief Financial Officer

cc:	Beth Ela Wilkens, Esq. Thomas E. Willett, Esq. Harris Beach PLLC

Peter M. Kelley Pricewaterhouse Coopers